UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 26, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 25, 2020, regarding the Eurobond sale transactions.

Istanbul, November 25, 2020

Announcement Regarding the Eurobond Sale Transactions

Our Company sold its Eurobonds with ISIN code XS1803215869 and a nominal value of USD 13 million at a price of USD 104.000, and its Eurobonds with ISIN code XS1298711729 and a nominal value of USD 7.5 million at a price of USD 104.875 on November 24, 2020. These were previously added to our Company’s portfolio within the scope of our Board of Directors’ buy-back decisions dated July 27, 2016, January 30, 2017 and March 24, 2020. The transactions totaled USD 21,532,282.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 27, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 27, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer